

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 30, 2008

<u>Via U.S. mail and facsimile</u>

Nigel Wightman
Chairman and Chief Executive Officer
Titanium Asset Management Corp.
777 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-5310

> **RE: Titanium Asset Management Corp.**
> **Form 10-12G**
> **Filed on: July 25, 2008**
> **File No.: 000-53352**
>
> **Titanium Asset Management Corp.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed on: November 13, 2008**
> **File No.: 000-53352**

Dear Mr. Wightman:

We have completed our review of the following:

- your Form 10; and
- Form 10-Q for the Quarterly Period Ended September 30, 2008.

We have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to the undersigned at (202) 551-3767.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Barbara Lange, Esq. via Facsimile @ (415) 773-5759
        Orrick, Herrington & Sutcliffe LLP